UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

APOLLO GLOBAL MANAGEMENT, INC.

(Name of Issuer)

Common stock, par value $0.00001 per share

(CUSIP Number)

03769M 106

 (Title of Class of Securities)

Joshua Harris
404 Washington Avenue, PH 810

Miami Beach, FL 33139

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 22, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of Section 18 of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03769M 106	Page 2 of 7

SCHEDULE 13D

1		NAME OF REPORTING PERSON Joshua Harris
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,786,690
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 34,786,690
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,786,690
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 6.1% (1)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14		TYPE OF REPORTING PERSON IN

(1) The percentage ownership is based on 567,403,760 shares of common stock, par value $0.00001 per share (“Common Stock”), of Apollo Global Management, Inc. (the “Issuer”) issued and outstanding as of May 5, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 9, 2023. The Common Stock for which MJH Partners II LLC and MJH Partners III LLC are reported to have sole voting power and sole dispositive power in this Schedule 13D are included in the number of Common Stock reported in this Schedule 13D for which Mr. Harris has sole voting power and sole dispositive power.

CUSIP No. 03769M 106	Page 3 of 7

SCHEDULE 13D

1		NAME OF REPORTING PERSON MJH Partners II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION DE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 33,741,683
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 33,741,683
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,741,683
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 5.9% (1)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14		TYPE OF REPORTING PERSON PN

(1) The percentage ownership is based on 567,403,760 shares of common stock, par value $0.00001 per share, of the Issuer issued and outstanding as of May 5, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 9, 2023.

CUSIP No. 03769M 106	Page 4 of 7

SCHEDULE 13D

1		NAME OF REPORTING PERSON MJH Partners III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION DE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,000,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,000,000
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 0.70%(1)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14		TYPE OF REPORTING PERSON PN

(1) The percentage ownership is based on 567,403,760 shares of common stock, par value $0.00001 per share, of the Issuer issued and outstanding as of May 5, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 9, 2023.

CUSIP No. 03769M 106	Page 5 of 7

SCHEDULE 13D

This Amendment No. 4 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) by Joshua Harris and MJH Partners II LLC on January 11, 2022, relating to the shares of the common stock, par value $0.00001 per share (“Common Stock”), of Apollo Global Management, Inc., a Delaware corporation (the “Issuer”) (as so amended, the “Schedule 13D”). This Amendment No. 4 is being filed to reflect (i) the transfer by MJH Partners II LLC of 1,000,000 shares of Common Stock to MJH Partners III LLC, an estate planning vehicle for which Joshua Harris exercises voting and investment control and (ii) the entry into delayed draw variable share forward sale transactions by MJH Partners III LLC which relate to 1,000,000 shares of Common Stock.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended by adding the following sentence immediately after the last paragraph of such item:

No funds or consideration was paid for the transfer by MJH Partners II LLC of 1,000,000 shares of Common Stock to MJH Partners III LLC.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is amended by adding the following paragraphs immediately prior to the penultimate paragraph of such item:

On June 22, 2023, MJH Partners II LLC contributed and transferred 1,000,000 shares of Common Stock to MJH Partners III LLC.

On June 22, 2023, MJH Partners III LLC (the “Counterparty”), entered into a Delayed Draw Variable Share Forward Sale Transaction with JPMorgan Chase Bank, National Association (the “Bank”) pursuant to a Master Confirmation entered into between the Counterparty and the Bank, dated May 31, 2023 (the “Forward Contract”). The Forward Contract obligates the Counterparty to deliver to the Bank, on specified dates in July and August of 2028 (each, a “Settlement Date”), at the Counterparty’s option, up to an aggregate number of shares of the Issuer’s Common Stock equal to the number of shares of Common Stock pledged by the Counterparty or, subject to certain conditions, an equivalent amount of cash.

The Forward Contract obligates the Counterparty to deliver to the Bank up to an aggregate number of shares of the Issuer’s Common Stock equal to the number of shares of Common Stock pledged by the Counterparty or, subject to certain conditions and at the Counterparty’s option, an equivalent amount of cash. The Counterparty pledged an aggregate of 1,000,000 shares of the Issuer’s Common Stock (the “Pledged Shares”) to secure its obligations under the Forward Contract. The Counterparty retains ownership and voting and ordinary dividend rights in the Pledged Shares during the term of the pledge (and thereafter if the Counterparty settles the Forward Contract in cash), subject to certain payments the Counterparty may need to make to the Bank with respect to dividends under the terms of the Forward Contract. Under the terms of the Forward Contract, the Counterparty may, at its election, subject to certain terms and conditions, receive a prepayment from the Bank with respect to some or all portions of

CUSIP No. 03769M 106	Page 6 of 7

SCHEDULE 13D

the transactions covered by the Forward Contract, equal to the present value as of the relevant funding date of the payment of the Floor Price (as defined below) at maturity of the transactions.

For each of the twenty-five components of the Forward Contract for which a prepayment has been paid to the Counterparty by the Bank, the number of shares of the Issuer’s Common Stock to be delivered to the Bank on each Settlement Date (or on which to base the amount of cash to be delivered to the Bank on such Settlement Date) is to be determined as follows: (a) if the per-share volume weighted average price of the Issuer’s Common Stock on the related valuation date (the “Settlement Price”) is less than or equal to a floor price that will be determined following a hedging period (the “Floor Price”), the Counterparty will deliver to the Bank 40,000 shares (i.e., the ratable portion of the Pledged Shares to be delivered with respect to each Settlement Date) (such number of shares, the “Number of Shares”); (b) if the Settlement Price is between the Floor Price and a cap price that will be determined following a hedging period (the “Cap Price”), the Counterparty will deliver to the Bank a number of shares of the Issuer’s Common Stock equal to the Number of Shares multiplied by a fraction, the numerator of which is the Floor Price and the denominator of which is the Settlement Price; and (c) if the Settlement Price is greater than the Cap Price, the Counterparty will deliver to the Bank a number of shares of the Issuer’s Common Stock equal to the product of (i) the Number of Shares and (ii) a fraction (a) the numerator of which is the sum of (x) the Floor Price and (y) the Settlement Price minus the Cap Price, and (b) the denominator of which is the Settlement Price.

For each of the twenty-five components of the Forward Contract for which a prepayment has not been paid to the Counterparty by the Bank, the number of shares of the Issuer’s Common Stock to be delivered to the Bank on each Settlement Date (or on which to base the amount of cash to be delivered to the Bank on such Settlement Date) is to be determined as follows: (a) if the Settlement Price is greater than the Cap Price, the Bank will pay to the Counterparty the Cap Price multiplied by the Number of Shares, and the Counterparty will deliver to the Bank a number of shares equal to the Number of Shares; (b) if the Settlement Price is less than the Floor Price, the Counterparty will deliver to the Bank a number of shares equal to the Number of Shares, and the Bank will pay to the Counterparty the Floor Price multiplied by the Number of Shares; or (c) if the Settlement Price is between the Floor Price and the Cap Price, no payment or delivery of shares will be made by either party.

Item 7. Material to be Filed as Exhibits.

Exhibit 3: Form of Delayed Draw Variable Share Forward Sale Contract*

* Previously filed.

CUSIP No. 03769M 106	Page 7 of 7

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 26, 2023

/s/ Joshua Harris
Joshua Harris

MJH PARTNERS II LLC

By:	/s/ Joshua Harris
Name: Joshua Harris
Title: President

MJH PARTNERS III LLC

By:	/s/ Joshua Harris
Name: Joshua Harris
Title: President